QUARTZ MOUNTAIN ANNOUNCES GRANT OF OPTIONS

January 19, 2012 Vancouver, BC - Quartz Mountain Resources Ltd. (“Quartz” or the “Company”) (TSX-V: QZM; OTCBB: QZMRF) announces the grant of 408,000 options to officers and directors of the Company.

The options have been granted at an exercise price of $0.45 per share (based on the closing price at the end of trading on January 18, 2012) and vest in three equal tranches: six, twelve and 18 months after the date of grant, with a five year term.

Quartz Mountain Resources Ltd. is a Vancouver-based exploration and development company with an option to acquire a 100% interest in the Buck gold-silver property located in central British Columbia. The Company is associated with Hunter Dickinson Inc. (HDI), a diversified, global mining group with more than 25 years of mineral development success.

For further details on Quartz Mountain Resources Ltd., please visit the Company’s website at www.quartzmountainresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

On behalf of the Board of Directors
Ronald Thiessen
President & CEO

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.